Mail Stop 0309								September 16,
2005

Keith Butler
Chief Financial Officer
Synbiotics Corporation
11011 Via Frontera
San Diego, California 92127

Re:	Synbiotics Corporation
    Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
    File No. 0-11303, Amended September 2, 2005

Dear Mr. Butler:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Factors Considered by the Board of Directors and the Affiliates,
page
7

1. In the first full paragraph on page 9, you state that the amount of the premium was based on the "board`s general impression of premiums currently being paid to shareholders in the context of mergers, acquisitions, tender offers and similar transactions that the board has learned of through news and industry publications." Please disclose the transactions upon which the board premised its impression of premiums currently being paid and specifically explain how the board derived the premium based on these transactions. If the board did not consider specific transactions and the premiums paid to shareholders in those transactions, so state, and state that the board did not quantify or analyze how the consideration proposed to be paid to Synbiotic shareholders compared to the consideration or premiums paid in any other transactions.

2. In the last sentence of the first full paragraph on page 9, you state that the board and the affiliates relied primarily on a comparison of the cash-out price to the market price. Please expand your discussion to disclose all information and analysis upon which the board relied. Alternatively, if the board relied only on the comparison you mention, delete the word "primarily." Similarly, in the next paragraph in which you discuss the positive aspects of being cashed out, consider expanding your disclosure to discuss each of the benefits the board considered or delete the word "including."

3. The carryover paragraph on pages 9 and 10 state that the board
and
the affiliates believe that the transaction is "reasonable" based on
the referenced factors. Please revise your disclosure in this sentence to clarify to whom this transaction is "reasonable." In this regard, as drafted, it does not appear that this disclosure includes the unaffiliated security holders that will be cashed-out.
If it does not, you should clarify this point.   Also, we note
your
use of the term "reasonable." In view of the fact that the board and the Affiliates disclose elsewhere in the preliminary proxy statement that the $0.13 per share cash-out price is "fair" to both unaffiliated security holders that will be cashed-out and those that will remain, it is unclear why you disclose here that the Affiliates consider the per share cash-out price "reasonable." Please revise your disclosure to consistently disclose that the board and the Affiliates believe that the per share cash-out price is "fair" or advise why the board and the Affiliates believe that the per share cash-out price is "reasonable," rather than "fair."
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Todd Sherman at (202) 551-3665 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at
(202) 551-3678 with any other questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director

cc:	Hayden Trubitt
	Heller Ehrman
4350 La Jolla Village Drive
7th Floor
San Diego, CA 92122-1246
FAX: +1.858.450.8499
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